Exhibit 1
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 31 October 2005 it acquired 300,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 556.1292p per share.